#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

July 31, 2008

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Dorato Resources Inc. (“Dorato”) should be read in conjunction with our unaudited financial statements for the six month period ended July 31, 2008 as well as our audited financial statements and accompanying notes for the year ended January 31, 2008.  Except where otherwise noted, all dollar amounts are stated in United States dollars.

Overview

Dorato was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.  Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.  On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.  Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".  Effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.  Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

We were inactive for 3 years when we ceased our operations as a company that was involved in the development of music transfer software.  We have entered into agreements with several Peruvian Nationals and a Peruvian company to acquire options to earn a 100% interest in 64 mineral claims located in Peru and to acquire certain mining concessions (the “Mineral Claims”).  As consideration for the Mineral Claims, we agreed to issue 10,150,000 common shares in stages and pay a total of $9,220,000.

On April 24th, 2008 the TSX Venture Exchange (the “TSX-V”) accepted for filing the documentation related to the acquisition of the Mineral Claims.

Certain material terms of the option agreements are as follows:

  We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  250,000 shares were issued on TSX-V approval and the remaining 500,000 shares will be issued over the following 24 months.  We also agreed to pay $250,000 as consideration for the Vicmarama Property.
  We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares.  250,000 of these shares were issued upon TSX-V approval and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay $300,000 (paid) as consideration for the Maravilla Property.
  We have the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares.  250,000 of these shares were issued upon TSX-V approval and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay $400,000 as consideration for the Lahaina 2 Property.
  We have the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, we agreed to issue 3,400,000 common shares.  400,000 of these shares were issued upon TSX-V approval and the remaining 3,000,000 shares will be issued over the following 36 months.  We also agreed to pay $270,000 as consideration for the Lahaina 1 Property.

Dorato Peru S.A.C., our wholly-owned subsidiary, also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over 36 months.  3,000,000 shares were issued and $1,470,000 was paid upon TSX-V approval.

There was no finder’s fee paid in connection with our acquisition of the Mineral Claims.

Cordillera del Condor

Geologically the highly prospective Cordillera del Condor (CdC) Gold – Copper Belt underlies the Ecuador – Peru Border region.  Recent exploration on the Ecuadorian side of the belt has been highly successful; however: from North to South, key district’s include Corriente Resources Mirador Copper District (combined 43-101 inferred resource of 1.7Bt @ 0.6% Cu), Aurelian Resources world class Furta Del Norte Gold Deposit (43-101 inferred resource of 13.7Moz Au & 22.4Moz Ag) and finally in the South, the Chinapintza District where recent drilling by Goldmarca (recently re-branded as Ecometals Ltd) has intersected values up to 506m @ 1g/t Au.

In contrast the Peruvian portion, which  geologically comprises approximately 45-50% of the CdC belt, is essentially unexplored as until very recently the area was closed to exploration and mining.  Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known fertile trends and numerous placer and hard-rock gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

As a result of the Company’s recent initiatives it has successfully acquired first mover status in a very large land position (approximately 700km2) in this exciting emergent gold – copper belt.

An aggressive USD$7M dollar first pass exploration program has been instigated utilizing proven ‘mine-finding’ geochemical and geophysical technologies.  In detail the program consists of heli-supported reconnaissance mapping, prospecting and stream sediment sampling to evaluate the high priority Central or El Tambo block in addition to more regional structural-geological targets.  Concurrently with this a detailed heliborne geophysical survey will screen the entire land package using a combination of airborne magnetic and transient-electro-magnetics.

Significant Recent Events

Change of Business and Acquisition of Peruvian Mineral Property

Pursuant to a News Release dated November 19th, 2007, as updated on December 19, 2007, January 22, 2008, February 22, 2008 and March 28, 2008, we announced that we had entered into agreements to acquire a large, approximately 55 km by 10 km, land holding covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) - Copper Belt.

The acquisition of the Mineral Claims constituted a change of business to the mining sector. A copy of the filing statement dated as of April 3, 2008 with respect to our change of business was filed under our profile at www.sedar.com.

In accordance with the rules of the TSX-V, we received written consent from shareholders holding in excess of a majority of the issued and outstanding shares to the change of business.  Further details on the change of business and the acquisition terms of the Mineral Claims are described in the filing statement.  Canaccord Capital Corporation agreed to act as our sponsor in regards to the transaction pursuant to the sponsorship policies of the TSX-V.  At our July 19, 2005 annual meeting our shareholders approved a name change and, in general terms, the proposed change of business.

We received the approval of the TSX-V to complete our change of business and related transactions on April 24th, 2008 as we met the requirements to be listed as a TSX-V Tier 2 company. Therefore, effective April 25, 2008, our listing was transferred from NEX to the TSX-V and our common shares commenced trading under the symbol “DRI”.

Private Placement

In conjunction with our change of business and acquisition of the Mineral Claims and subsequent to the year ended January 31, 2008 we completed a non-brokered private placement of 17,000,000 shares (the “Shares”) at a price of Cdn$0.60 per Share, for total proceeds of Cdn$10,200,000.  The proceeds of the private placement are being used to fund our acquisition of the Mineral Claims, the exploration of the Mineral Claims, and for general corporate purposes.  In addition to the statutory four month hold period, the subscribers voluntarily agreed that the Shares will be held in escrow for one year with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

New Director

Jeffrey A. Pontius was appointed to our Board of Directors upon completion of our change of business.  Mr. Pontius is currently the President and Chief Executive Officer of International Tower Hill Mines and a director of Wealth Minerals Ltd.  Mr. Pontius has over 28 years of geological experience and holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).

New Insider

Pursuant to the private placement of 17,000,000 common shares pursuant to the private placement financing and the acquisition of the Mineral Claims, Carlos Ballon Barraza, of San Isidro, Peru, acquired 6,350,000 common shares, which represents 18.87% of the fully diluted share capital upon issuance of the 10,150,000 common shares for the Mineral Claims.

Granting of Options

During the six month ended July 31, 2008, the Company announced the granting of stock options to certain directors, officers and consultants to purchase up to a total of 2,600,000 common shares in our capital stock.  The options are exercisable at a price of $1.40 per share on or before May 23, 2010 and June 20, 2008.

Investor Relations Agreement with Quatloo Investment Management Inc.

By News Release dated June 20th, 2008 we announced that we had entered into an agreement to retain the services of Quatloo Investment Management Inc., of Vancouver, BC, to provide investor relations services to us.

The President and owner of Quatloo, Mr. Quentin Mai, has been appointed as Manager, Investor Relations and Corporate Communications.  Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  He has over 15 years of professional commerce experience, including 5 years based in Asia.  Quatloo will assist us in expanding and building our shareholder base and distributing consistent and timely information to potential investors and financial professionals.

The agreement is for an initial term of one year, and is terminable on 90 days notice by either party.  Quatloo will be paid a fee of $4,000 Cdn. per month.  In addition, Mr. Mai will be granted an incentive stock option to purchase up to 200,000 common shares at a price of $1.40 per share, exercisable for a period of two years from the date of grant.  In accordance with the TSX.V requirements, these options will vest over a period of 12 months, with 12.5% vesting on grant, 12.5% after three months and the balance of 75% as to 25% on each of the 6, 9 and 12 month anniversaries of the grant.  The grant of these options is subject to TSX.V acceptance of the agreement with Quatloo.  Quatloo does not presently hold any of our securities.  Mr. Mai currently holds 187,800 common shares of our capital stock.

Corporate Information

Our Board of Directors is as follows:

Anton Drescher

Rowland Perkins

Jeffrey A. Pontius

Mark Cruise

Our officers are:

Anton Drescher

President and Chief Executive Officer

Marla Ritchie

Corporate Secretary

Michael Kinley

Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of September 23, 2008, the total number of issued and outstanding common shares is 29,468,187 common shares.

During the six months ended July 31, 2008 we issued an aggregate of 17,000,000 common shares at a price of CAD$0.60 per share pursuant to our recently completed private placement and 4,150,000 common shares valued at CAD$0.60 for acquisition of properties in Peru.

During the six months ended July 31, 2008, the Company granted stock options to certain directors, officers and consultants to purchase up to a total of 2,600,000 common shares in our capital stock.  The options are exercisable at a price of $1.40 per share on or before May 23, 2010 and June 20, 2008.

There are no outstanding share purchase warrants.

Plan of Operation

Our plans over the next twelve months are to carry out the recommended exploration program on our newly acquired Mineral Claims in Peru.

Pursuant to our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share, we have raised sufficient funds to carry out the first phase of the recommended exploration program on the Mineral Claims.

In the event that we do not have sufficient capital to carry out the second phase of the recommended work program on the Mineral Claims, which is contingent upon results from Phase I, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Summary of Quarterly Results

	Three Months Ended		Three Months Ended
	July 31, 2008	April 30, 2008	January 31, 2008	October 31, 2007
Total assets	$ 13,374,657	$ 13,571,441	$ 6,375,940	$ 1,012,180
Working capital	6,007,532	7,781,473	5,638,124	712,583
Net income (loss) for the period	(1,912,842)	(108,949)	(162,195)	(42,352)
Basic and diluted income (loss) per share	(0.07)	(0.01)	(0.03)	(0.02)

	Three Months Ended		Three Months Ended
	July 31, 2007	April 30, 2007	January 31, 2007	October 31, 2006
Total assets	$ 340,750	$ 348,424	$ 1,562	$ 400,368
Working capital (deficiency)	328,417	341,534	(84,958)	384,972
Net loss for the period	(39,272)	(29,302)	(45,092)	(6,745)
Basic and diluted income (loss) per share	(0.00)	(0.00)	(0.01)	(0.00)

Liquidity and Capital Resources

We had cash and cash equivalents of $6,157,715 as of July 31, 2008, compared to $5,851,179 at January 31, 2008, representing an increase of $306,536.  We had a working capital of $6,007,532 as of July 31, 2008, compared to a working capital of $5,638,124 as of January 31, 2008.  The increase in cash on hand and resultant increase in working capital was the result of our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share.

We have sufficient funds on hand to fund our current operations over the next 18 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We recently completed a private placement of 17,000,000 common shares at a price of Cdn$0.60 per share in conjunction with our acquisition of the Mineral Claims, which funds, together with working capital, will be used to pay property payments for the Mineral Claims and, to carry out the recommended Phase I of the exploration program of $2,354,000, for general and administrative expenses for the 18 months period

We may require additional working capital in order to continue exploration and development of the Mineral Claims.  There is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken in the future will be negotiated by management as opportunities to raise funds arise.

During the six months ended July 31, 2008 we raised gross proceeds of CAD$10,200,000 from the issuance of 17,000,000 common shares at a price of Cdn$0.60 per share pursuant to our recently completed private placement.  During the fiscal three months ended April 30, 2007 we did not raise any capital.

Results of Operations

Six months ended July 31, 2008 compared six months ended July 31, 2007

We incurred a net loss of $2,021,791 for the six months ended July 31, 2008, compared to a net loss of $68,574 for same period of prior year.  The loss was mainly arisen from increased expenditures relating to the Company’s projects in Peru and stock-based compensation of $1,677,070. The Company had no active project in the comparative period. Significant comparative changes are as follows:

Office and administrative expenses of $88,006 was recorded during the current period compared to $7,313 recorded in the comparative period.  The increase was due to increase activities on the company and the Company also maintains an office in Peru.

Professional fees of $134,889 during the current period compared to $9,678 recorded in the comparative period.  The increase was a result of the legal costs associated with the mineral properties acquisition, accounting services and other regulatory requirements relating to our change of business.

Investor relations expenses of $152,054 during the current period compared to $nil recorded in the comparative period, as the Company is making a concerted effort to provide all available information about the project to shareholders and the investment community. This category also includes $85,313 of stock-based compensation charges.

Consulting fees of $1,652,204 during the current period compared to $13,462 in the comparative period.  The increase was due to increased in personnel expenses and a stock-based compensation charges of $1,513,179.

Travel and promotion expenses of $38,116 during the current period compared to $nil recorded in the comparative period.  The increase was due to increase in activities relating to the Peru’s properties.

Three months ended July 31, 2008 compared with three months ended July 31, 2007

For the three months period ended July 31, 2008, the Company incurred loss of $1,912,842 as compared to net losses of $68,574 for the period ended July 31, 2007. The explanations above relating to the six months period to July 31, 2008 also apply to the comparative analysis relating to the three months period ended July 31, 2007.

Transactions with Related Parties

During the six months ended July 31, 2008, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fee of $47,160 (2007 - $Nil) to companies related to directors; not including stock-based compensation.

b)

Paid or accrued exploration expenditures of $365,540 (2007 - $Nil) to a company with an officer in common.

c)

Included in accounts payable is $356,634 (2007- $857) to companies with a common officer for reimbursement of consulting, investor relations and deferred exploration costs.  The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.